April 30, 2019

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Folake Ayoola, Barbara C. Jacobs

Re:	SciPlay Corporation
Registration Statement on Form S-1 (File No. 333-230727)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join in the request of SciPlay Corporation (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on May 2, 2019 or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we advise you that from April 22, 2019 through the date hereof, we have effected the following distribution of the Company’s Preliminary Prospectus dated April 22, 2019:

Preliminary Prospectus dated April 22, 2019:

2,169 copies to prospective underwriters, institutional investors, dealers and others.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We were advised on April 24, 2019 by the Corporate Financing Department of the Financial Industry Regulatory Authority that it has reviewed the above-captioned filing and that it has determined to raise no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
J.P. MORGAN SECURITIES LLC
DEUTSCHE BANK SECURITIES INC.

As Representatives of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Neil Kell
Name:	Neil Kell
Title:	Managing Director

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Karin Fronczke
Name:	Karin Fronczke
Title:	Managing Director

By: DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ben Darsney
Name:	Ben Darsney
Title:	Director

By:	/s/ Justin Smolkin
Name:	Justin Smolkin
Title:	Managing Director